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IMPORTANT                         [vertical sidebar reads:
MERGER                             MERGER INFORMATION]
INFORMATION
FOR
PARTICIPANTS
IN THE
AMERITECH
DIRECT
SERVICES
INVESTMENT
PLAN

Supplement, dated June 15, 1999, to the Ameritech
Prospectus, dated June 3, 1996, for the Ameritech Direct
Services Investment Plan

  [Ameritech Logo]

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The following Important Merger Information describes the
effect of the proposed merger involving Ameritech Corporation (Ameritech) and SBC Communications Inc. (SBC) on the Ameritech Direct Services Investment Plan or ADSIP (the Ameritech Plan). It supplements and amends Ameritech's Prospectus, dated June 3, 1996, and the terms of the Ameritech Plan.

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Ameritech and SBC are parties to an Agreement and Plan of
Merger (Merger Agreement) dated May 10, 1998. The Merger Agreement provides for Ameritech to merge with an SBC subsidiary (the Merger) and become a wholly owned subsidiary of SBC. Upon completion of the Merger, each outstanding share of Ameritech common stock would be converted into
1.316 shares of SBC common stock. The Merger is presently expected to be completed during mid-1999, but remains subject to regulatory approvals.

At the time the Merger becomes effective, the Ameritech Plan will terminate and investment elections made for the Ameritech Plan will automatically be transferred to and governed by The DirectSERVICE[TM] Investment Program for shareholders of SBC (the SBC Program), except as described in this booklet. The enclosed Shareholder Information Brochure, dated May 1999, describes the terms and conditions of participation in, and the fees and commissions payable by participants under, the SBC Program. Upon completion of the Merger, the conversion to the SBC Program will be automatic, except as described below.

Ameritech shareowners holding certificated shares, or a combination of certificated and uncertificated shares in the same account with identical registrations, will receive a Letter of Transmittal from the Merger Exchange Agent, First Chicago Trust Company of New York, shortly after the Merger. If you are such a shareowner, you will need to send a completed and signed Letter of Transmittal, together with your stock certificates, to the Exchange Agent in order to receive your SBC shares. When you complete the Letter of Transmittal, you may elect to receive your new SBC shares in either certificated or uncertificated form. Until your completed Letter of Transmittal and Ameritech stock certificates are returned to the Exchange Agent, dividend payments will be withheld on the SBC shares you are entitled to receive in the Merger exchange.

If your account has only uncertificated shares, those uncertificated shares will be automatically exchanged for uncertificated SBC shares, without further action on your part.

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If you have more than one shareowner account, each account
will be treated separately.

We expect the Merger to be completed. However, if the Merger is not completed, you will not become a participant in the SBC Program, and your participation in the Ameritech Plan will continue under its current terms and conditions.


The SBC Program

Some features of the SBC Program are summarized below. You should carefully read the enclosed Shareholder Information Brochure relating to the SBC Program, as some of the program features, terms and conditions of the SBC Program, such as fees and brokerage commissions, differ from those under the Ameritech Plan.

 o Nature of Program. The SBC Program is sponsored and administered by First Chicago Trust Company of New
    York, which also acts as SBC's transfer agent.
    Investments made through the SBC Program are used to purchase shares of SBC common stock in the open market or in negotiated transactions.

      Investment Features. SBC Program features include full or partial reinvestment of dividends and optional cash investments. You can make optional cash investments under the SBC Program in a minimum amount of $50, up to a total of $120,000 annually.

      Uncertificated Shares. Under the SBC Program, all whole shares acquired by dividend reinvestment participants are registered directly in the form of uncertificated shares. Uncertificated shares have the same rights as certificated shares, but without the risk of loss of the certificates. All fractional shares acquired by participants are held by the Plan
      Administrator on their behalf. Once a participant has acquired a whole share, the share is registered in the participant's name in uncertificated form. When the participant discontinues the dividend reinvestment election, the fractional share is sold and the proceeds, after commissions and fees, are distributed to the participant.

 o Payroll Deductions. Employees who are reinvesting dividends under the SBC Program and who wish to make additional purchases of SBC common stock after the Merger can use the "Optional Cash Investments" feature to make such purchases. Employee payroll deductions are not available under the SBC Program.

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 o  Beneficial Owners. Beneficial owners who hold their
    shares in "street name" through brokers or other nominees and who wish to participate directly in the Ameritech Plan or the SBC Program must have their shares re-registered in their own names.

 o Loans. Stock secured loan and line of credit arrangements in existence prior to completion of the Merger will not be affected by the Merger or the accompanying termination of the Ameritech Plan. There is no loan feature through the SBC Program, but participants may contact First Chicago Trust Company of New York for information about the availability of loan arrangements following the Merger.

For a more complete discussion of the SBC Program, including applicable fees and commissions, please review the enclosed SBC Program Shareholder Information Brochure. You should contact the SBC Program Administrator (at the number listed in the enclosed Shareholder Information Brochure) with any questions you have about the SBC Program.


Terminating Participation in the Ameritech Plan Prior to the
Merger

If you are a shareowner of record and do not wish to have your investment elections (including your dividend reinvestment and optional cash investment elections) automatically transferred from the Ameritech Plan to the SBC Program after the Merger is completed, you should terminate participation in the Ameritech Plan (and all related full or partial dividend reinvestment elections) prior to the Merger. Upon any such termination, in accordance with the Ameritech Plan, any fractional share interest credited to you will be cashed out, and you may maintain the whole shares credited to your shareowner account in uncertificated form or you may elect to receive a stock certificate for those whole shares. Alternatively, you may ask the Ameritech Plan Administrator to sell the uncertificated shares credited to your account, and forward the sale proceeds, after deducting applicable fees, commissions and withholdings in accordance with the Ameritech Plan.

Your request to terminate your Ameritech Plan participation can be made by contacting EquiServe - First Chicago Trust
Division, Ameritech's Transfer Agent and the Ameritech Plan
Administrator:

Phone: Toll free:    1-800-233-1342
       Collect:  1-201-324-0308
       By speaking to a customer service representative or using the automated voice response system

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In Writing: AMERITECH
            c/o EquiServe -
            First Chicago Trust Division
            P. O. Box 2558
            Jersey City, NJ  07303-2558



      Please include your shareowner account number and/or social security number and a telephone number where you can be reached during regular business hours.


Transition from the Ameritech Plan to the SBC Program

Conversion of Whole and Fractional Shares

Upon the closing of the Merger, each share of Ameritech stock will be converted into 1.316 shares of SBC common stock. Any resulting fractional share due a shareowner not participating in dividend reinvestment will be converted to cash.

If your election to reinvest full or partial dividends under the Ameritech Plan is in effect at the time of the Merger, then the Ameritech Plan provides that any fractional share of SBC to which you would be entitled as a result of the Merger exchange will not be cashed out, but will be transferred to the SBC Program Administrator to hold on your behalf. As you acquire a whole share of SBC common stock through the reinvestment of dividends or any optional cash investments, the whole share will be credited to you as an uncertificated share. When you terminate your dividend reinvestment election, your fractional share will be sold and the proceeds, after deduction of applicable commissions and fees, will be distributed to you.

Pending Sale of Shares

Under the Ameritech Plan, you may request that any uncertificated Ameritech shares in your account be sold. If, prior to the Merger, you request such a sale, and the Merger is completed before your uncertificated Ameritech shares are sold, the Ameritech Plan Administrator will send the request to the Program Administrator under the SBC Program. Your uncertificated Ameritech shares will be converted to uncertificated SBC shares in accordance with the exchange ratio provided in the Merger Agreement, and the Program Administrator under the SBC Program will then sell the uncertificated SBC shares in accordance with the terms of and subject to any fees and commissions charged by the SBC Program.

Pending Dividends on Your Ameritech Shares

If you remain in the Ameritech Plan (that is, you have elected to reinvest all or part of your dividends), any

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cash dividends declared by Ameritech with a record date prior to, but a payment date after, the Merger will be reinvested in shares of SBC stock in accordance with the SBC Program.
These dividends will be treated by the Program Administrator under the SBC Program as optional cash investments under the SBC Program.

Pending Optional Cash Investments - Checks, Employee Payroll
Deductions, Automatic Withdrawals

Any optional cash investments received from Ameritech Plan participants prior to the completion of the Merger that have not been invested in shares of Ameritech stock in accordance with the Ameritech Plan will be transferred to the SBC Program, treated as an optional cash investment under the SBC Program and used to purchase shares of SBC stock.


Questions and Answers

What do I need to do now?

1. Carefully read the enclosed Shareholder Information
   Brochure regarding the SBC Program.


2. Decide whether or not you want your Ameritech Plan investment elections to automatically transfer to the SBC
   Program at the time the Merger is completed.

   o If all of your shares are registered in your name and you do nothing at this time, your full or partial dividend reinvestment elections and optional cash elections will be automatically transferred to the SBC
     Program at the effective time of the Merger.

   o If you don't want to join the SBC Program, then you must terminate your dividend reinvestment elections in the Ameritech Plan and discontinue participation in the Ameritech Plan before completion of the Merger. Upon any such termination, in accordance with the Ameritech Plan, any fractional share interest credited to you will be cashed out, and you may maintain the whole shares credited to your shareowner account in uncertificated form or you may elect to receive a stock certificate for those whole shares. Alternatively, you may ask the Ameritech Plan Administrator to sell the uncertificated shares credited to your account, and forward the sale proceeds, after deducting applicable fees, commissions and withholdings in accordance with the Ameritech Plan.


3. Decide whether or not you want to convert Ameritech certificates in your possession to uncertificated shares, so that your Ameritech shares will be automatically converted to uncertificated SBC shares following the Merger,


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   without the need for any Letter of Transmittal
   (see below). If you wish to do so, you should contact
   Ameritech's transfer agent, EquiServe - First Chicago
   Trust Division, at (800) 233-1342.


What will I need to do once the Merger becomes effective?

All Ameritech shareowners, whether or not participating in the Ameritech Plan, who hold certificated shares, or a combination of certificated and uncertificated shares with the same registration, will receive a Letter of Transmittal from the Exchange Agent promptly after the Merger closing. If you are such a shareowner, you will need to complete and sign the Letter of Transmittal and return it with your Ameritech stock certificates. Your dividend reinvestment and optional cash investment elections will be automatically transferred to the SBC Program at the effective time of the Merger. However, SBC dividends will be accrued and neither reinvested in SBC stock through the SBC Program nor paid to you (in the case of any partial dividend reinvestment election) until you sign and return your completed Letter of Transmittal along with your Ameritech stock certificates.

If all your Ameritech shares having the same account number are uncertificated, you will not be required to complete a Letter of Transmittal. All of those uncertificated Ameritech shares will automatically be exchanged for uncertificated SBC shares as a result of the Merger.

Can I consolidate my separate accounts from the Ameritech
Plan and the SBC Program after the Merger is completed?

If your registrations on both shareowner accounts are identical, consolidation of such accounts after the Merger may be requested by contacting First Chicago Trust Company of New York.

What if the merger isn't completed?

No shares will be exchanged and you'll continue to be enrolled in the Ameritech Plan without any changes.

How will the exchange affect my dividends?

Upon completion of the Merger, all outstanding Ameritech common stock will be converted into SBC common stock.
Ameritech shareowners who receive SBC stock in the Merger will be entitled to receive whatever future dividends the Board of Directors of SBC, in its discretion, declares and pays on such stock. For your information, the most recent quarterly dividend amounts for the two companies were .3175 cents per share for Ameritech common stock and .24375 cents per share for SBC common stock.


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Remember, in the Merger, you will receive 1.316 SBC shares
for each Ameritech share you own. Based on the most recent dividend rates for Ameritech and SBC stock, adjusted for the Merger exchange rate, this would result in a modest increase in your total dividend.

Who do I contact if I have additional questions?

For questions regarding the Ameritech Plan, please call the Ameritech Plan Administrator, at 1-800-233-1342.

For questions regarding the SBC Program, you should call the SBC Program Administrator, at 1-800-351-7221. Please read the enclosed SBC Shareholder Information Brochure for more details on the terms and conditions of the SBC Program.


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